Exhibit 99.1

Media Release

March 1, 2017

TELUS Announces Pricing of US and Canadian Debt Offerings

US$500 million 10-year notes with 3.70 per cent interest rate
C$325 million 31-year notes with 4.70 per cent interest rate

Proceeds to repay outstanding indebtedness, repay a portion of outstanding commercial paper and for general corporate purposes

Vancouver, British Columbia - TELUS announced today an offering of US$500 million of senior unsecured notes with a 10-year maturity (the “US Notes”). The US Notes are being offered in the US through a syndicate of underwriters led by Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, BMO Capital Markets Corp., and CIBC World Markets Corp. Closing of the offering is expected to occur on or about March 6, 2017. The US Notes were priced at US$99.895 per US$100 principal amount for an effective yield of 3.712 per cent per annum and will mature on September 15, 2027.

TELUS also announced today an offering of C$325 million of senior unsecured Series CW notes with a 31-year maturity (the “Canadian Notes”). The Canadian Notes are being offered in each of the provinces of Canada through a syndicate of agents led by CIBC Capital Markets, BMO Nesbitt Burns and RBC Capital Markets. Closing of the offering is expected to occur on or about March 6, 2017. The Canadian Notes were priced at C$99.065 per $100 principal amount for an effective yield of 4.758 per cent per annum and will mature on March 6, 2048.

The net proceeds of both offerings will be used to fund the repayment, on maturity, of C$700 million of the principal amount outstanding on TELUS’ Series CD Notes due March 15, 2017, to repay a portion of outstanding commercial paper and for general corporate purposes.

The US Notes will be issued pursuant to a prospectus supplement and accompanying amended and restated short form base shelf prospectus dated August 30, 2016 filed with the Securities Exchange Commission as part of an effective shelf registration statement on Form F-10. The US Notes are not being offered in Canada or to any resident of Canada.

In respect of the Canadian Notes, TELUS will file a prospectus supplement to its amended and restated short form base shelf prospectus dated August 30, 2016 with securities regulatory authorities in each of the provinces of Canada. The Canadian Notes are not being offered in the US or to any resident of the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the US Notes or Canadian Notes in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the amended and restated short form base shelf prospectus or the prospectus supplements.

Copies of the amended and restated short form base shelf prospectus and the prospectus supplements relating to the offering of the Canadian Notes and US Notes filed with securities regulatory authorities in Canada and the United States, respectively, may be obtained from the Executive Vice-President, Corporate Affairs and Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604.695.6420). Copies of these documents are also available electronically, as applicable, on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”), at www.sedar.com, and on the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission (“EDGAR”) at www.sec.gov.

Forward Looking Statements

This news release contains statements about future events, including the anticipated timing and closing of the offerings and the expected use of proceeds from the offerings that are forward-looking. By their nature, forward-looking statements require the company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors (such as customary closing conditions, regulatory and government decisions, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, the competitive environment, and the economic performance in Canada) could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in the 2016 annual management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with C$12.8 billion of annual revenue and 12.7 million subscriber connections, including 8.6 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.4 million residential network access lines and more than 1.0 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Ian McMillan

TELUS Investor Relations

(604) 695-4539

ir@TELUS.com

Shawn Hall

TELUS Media Relations

(604) 695-6500

Shawn.Hall@TELUS.com